UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December 08, 2016

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Hedging of financial risks


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:   JSE : SOL      	NYSE : SSL
Sasol Ordinary ISIN codes:    ZAE000006896   	US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")


Hedging of financial risks


Sasol has a board-approved policy with respect to hedging of financial risks, which allows the company to mitigate specific risks and provide protection against unforeseen movements in interest rates, currency movements, commodity and final product prices.

During the course of the 2017 financial year, Sasol has entered into a number of hedges to mitigate specific financial risks. In particular, we have entered into hedges against the downside risk in the crude oil price to increase the stability and predictability of our cash flows.

Sasol has entered into oil put options, for the second quarter of the financial year ending 30 June 2017 (October 2016 to December 2016), which provide the Company with an average Brent crude oil price floor of US$48,68 per barrel (net of costs) for approximately 7,6 million barrels. Sasol has also entered into put options for quarter three and a part of quarter four of financial year 2017 which provide the Company with an average Brent crude oil price floor of US$47,06 per barrel
(net of costs) for approximately 16,8 million barrels.

We are currently reviewing other commodity and currency hedges and should we enter into material hedges, an appropriate announcement will be made.


08 December 2016
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date December 08, 2016			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary